UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. _)

Smart-Tek Solutions, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

83172A 20 4
(CUSIP Number)

Owen Naccarato, Naccarato & Associates 1100 Quail Street, Suite 100, Newport Beach, California 92660 Phone: 949-851-9261
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box   [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	83172A 20 4

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brian Bonar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)	[ ]
	(b)	[ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

21,897,999
		8	SHARED VOTING POWER

0
		9	SOLE DISPOSITIVE POWER

21,897,999
		10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,897,999
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

47.4%
14	TYPE OF REPORTING PERSON (See Instructions)

IN

Item 1.	Security and Issuer

The securities to which this statement relates are shares of the class A common stock, $.001 par value (the "common stock") of Smart-Tek Solutions, Inc. Principal executive offices of the Corporation are located at 1100 Quail Street, Suite 100, Newport Beach, CA 92660.

Item 2.	Identity and Background

	(a)	Name: Brian Bonar

	(b)	Address of Principal Business Office:

11838 Bernardo Plaza Ct., Suite 240, San Diego, California 92128

	(c)	Occupation:Executive, consultant

	(d)	Criminal Proceedings:	None

	(e)	Civil Proceedings:	None

	(f)	Citizenship:	United States

Item 3.	Source and Amount of Funds or Other Considerations

Pursuant to the Amended Marketing Partner Agreement (the "Amended Agreement") between the Company and Brian Bonar ("Bonar") dated December 9, 2010 (which amended the Marketing Partner Agreement dated June 17, 2009), the Company agreed to the following:

For each US$1,000,000 in actual net sales of the Company subsequent to the first aggregate of US $20,000,000 in actual net sales and up to the first aggregate of US $30,000,000 in actual net sales of the Company, introduced by Marketing Partner to the Company (the “Client Contacts”), Marketing Partner will receive 4,500,000 Shares without further compensation. The maximum aggregate Shares that may be issued to the Marketing Partner under the Agreement are 45,000,000 Shares.

As of December 31, 2010, the Company reported revenue aggregate audited net revenue derived from the Client Contracts of $17,226,416. As of the quarter ending March 31, 2011, the Company reported net revenue derived from the Client Contracts of $4,221,806. For the two months April 2011 and May 2011 the Company received a net revenue figure of $3,418,000. Therefore the aggregate total of the net revenues through May 31, 2011 received from the Client contracts amounted to $24,866,222. Based on the aggregate net revenue received to date from the Client Contracts, the Marketing Partner is entitled to receive 21,897,999 shares of the Company common stock s of this date.

Item 4.	Purpose of Transaction

The stock issuance was to reward Mr. Bonar for meeting the performance criteria pursuant to the Amended Marketing Agreement. As mentioned in Item 3, there is a maximum of 45,000,000 shares that can be issued. Therefore there is another 23,102,001 that may be issued in the future pursuant to meeting the performance criteria of the Amended Marketing Agreement.

(a)

An acquisition or Disposition: The purpose of this 13D is to give information concerning the intent to engage in a transaction with Mr. Bonar that will lead to the future issuance of up to 45,000,000 shares of the Issuer where upon he will become the controlling member of the Company at that time. For additional information please see the Schedule 13D/A filed on March 17, 2011.

Smart-Tek Solutions, Inc. (“STTN”) first started exploring strategies back in late 2008 on whether to acquire or start up a potentially new high growth profitable business in a different business area by the prior CEO, Chairman and founder Perry Law. The reason for this strategy was that the then existing business (advanced security business) was feeling the negative effects of the economic downturn and Mr. Law realized that to grow shareholder value he needed to either acquire a new business, be acquired, or start a new business line. At that time, Mr. Law made an inquiry to his Law firm, Clark Wilson LLP, asking if they knew of any profitable growing companies that were seeking to acquire a public entity or looking to be acquired. By February 2009, Mr. Law was in discussions with several potential acquisition candidates. Mr. Law was also advised that he should be prepared and have an entity to absorb any potential acquisition candidates he was in discussions with, accordingly, he requested Clark Wilson LLP to prepare and file the necessary documents for a new subsidiary. Mr. Law decided on the generic name Smart-Tek Automated Services, Inc. to allow for flexibility in the type of business ultimately chosen. Mr. Law was still in discussions with several candidates when he was introduced to Mr. Bonar in April 2009. Mr. Law and Mr. Bonar had discussions on starting up a new business line in the area of human resources for public and private companies which was Mr. Bonar’s area of expertise.

In May, 2009, Smart-Tek Solutions Inc. appointed Brian Bonar to the board of directors of Smart-Tek Automated Services Inc. with the goal to start-up the new business line focused on providing integrated and cost-effective management solutions in the area of human resources for public and private companies. On June 17, 2009, the Company entered into a Marketing Partner Agreement with Mr. Bonar whereby Mr. Bonar would promote and market the new line of business and services of Company to prospective clients. This agreement was subsequently amended in December 2010 (see Item 3).

Given the above, it was clear that Mr. Law was seeking a candidate that would either enhance or possibly take over STTN back in late 2008. However it appears the earliest that intent to engage in a transaction that would result in a change of control of the Issuer could be assigned to Mr. Law and Mr. Bonar would be when the terms of Mr. Bonar’s orginal marketing agreement was finalized on June 17, 2009.

(b)	A Corporate Transaction: There is no extraordinary corporate transaction such as a merger, reorganization or liquidation involved.
(c)

A sale or transfer of a Material Amount of Assets of the Issuer or any of its Subsidiaries: The Company will vend-out its Smart-Tek Communications Inc. subsidiary to its founder Mr. Law, but this transaction will not be material to the Company.

(d)	A Change in the Board of Directors: Mr. Bonar was added to the Board of Directors of the Issuer subsequent to the original agreement marketing agreement.
(e)

A Change in Capitalization: Once Mr. Bonar reaches his performance criteria pursuant to the amended marketing agreement and is issued the related shares, Mr. Bonar should be a majority shareholder in the corporation.

(f)

Other Material Change: There is no other material change in the issuer’s business or corporate structure anticipated. SCI was sold to its founder Perry Law effective July 1, 2010 however this transaction was not considered material to the overall Company.

(g)	Changes to Charter or Bylaws: None
(h)	Causing a Delisting: The Company is no longer quoted on the OTCBB due to its market maker moving to the OTC Markets. The Company has a new market maker and is in the process of being relisted.
(i)	Termination of Registration: Not applicable
(j)	A Similar Action: None.

Item 5.	Interest in Securities of the Issuer

(a)	Mr. Bonar owns 21,897,999 shares of Common Stock as of the date of this report which represents 47.4% of Class A common stock of the Company.

(b)	Number of shares as to which there is sole power to vote or to direct the vote: 21,897,999 shares

(c)	Describe any transactions that were effected during the past sixty days or since the most recent filing of Schedule 13D: n/a

(d)	If any other person is known to have the right to receive or direct dividends or proceeds from the sale of securities, a statement to that effect should be included: n/a.

(e)	The date the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: (If applicable) : n/a

Item 6.	IContracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 15, 2011
Dated

/s/ Brian Bonar
Signature

President/Director
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).